UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: July 13, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated July 13, 2011.
99.2	Press release dated July 13, 2011, entitled “Platform B and C of Penglai 19-3 Oilfield Suspend Production”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The board of directors of CNOOC Limited (the “Company") (the “Board”) announces that ConocoPhillips China Inc (“COPC”), the Operator of Penglai (PL)19-3 field, has informed the Company today that The State Oceanic Administration of People’s Republic of China (“SOA”) has required COPC to suspend the production in relation to Platforms B and C of PL19-3 field until the risk of oil spill is eliminated.

PL19-3 field is an oil field under Production Sharing Contract (the “PSC”). As the Operator, COPC is responsible for the management of the daily operations. The Company holds 51% of participating interests under the PSC. Based on COPC’s previous report to the Company, the oil leakage which started in June 2011 had been contained.  However, according to the latest report of COPC, a thin sheen has been observed recently near Platform B of PL19-3 field and bubbles have occasionally been generated from the oil-based mud which remains on the sea floor near Platform C of PL19-3 field. COPC is continuing with the clean up work, including diving operations to remove any residual oil-based mud on the sea floor at Platform C of PL19-3 field. Meanwhile, COPC continues to closely monitor the original seep location of Platform B of PL19-3 field.

Prior to the suspension of production, the Company’s net production from Platforms B and C of PL19-3 field was approximately 22,000 barrels per day.  The Company will continue to closely monitor the situation and issue further announcement as and when required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As the non-operator, the Company will continue to urge and assist COPC to complete the clean-up work as quickly as possible, and to reduce the impact of the oil spill incidents on marine environment according to SOA’s requirement.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 13 July 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.2

For Immediate Release

 Platform B and C of Penglai 19-3 Oilfield Suspend Production

(Hong Kong, July 13, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) announced today that ConocoPhillips China Inc (“COPC”) , the Operator of Penglai 19-3 field informed the Company that the State Oceanic Administration of People’s Republic of China (“SOA”) has required COPC to suspend the production of Platform B and C of the field until the risk of oil spill is eliminated.

According to the latest report from COPC, a thin sheen has been observed recently near Platform B and amounts of bubbles have been occasionally generated from the oil-based mud that remains on the sea floor near Platform C. Clean up work by COPC continues, including diving operations to remove any residual oil-based mud on the sea floor at Platform C. Meanwhile, COPC continues to closely monitor the original seep location of Platform B.

As the non-operator, the Company will continue to urge and assist COPC to complete the clean-up work as quickly as possible, and to reduce the impact of the oil spill incidents on marine environment according to SOA’s requirement.

Penglai19-3 field is an oil field under Production Sharing Contract （“PSC”）with COPC. COPC is the Operator and responsible for the management of daily operations. CNOOC Limited holds 51% of participating interests under the PSC. Before the shut-in, the net production of CNOOC Limited from the two platforms was approximately 22,000 barrels per day.

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com